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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              CARNEGIE GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                              CARNEGIE GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  143497 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                DENNIS YABLONSKY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CARNEGIE GROUP, INC.
                                 FIVE PPG PLACE
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 642-6900
                (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MARLEE S. MYERS, ESQ.
                              ERIC D. KLINE, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                         ONE OXFORD CENTRE, 32ND FLOOR
                        PITTSBURGH, PENNSYLVANIA 15219
                                 (412) 560-3300

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     Carnegie Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its statement on Schedule 14D-9, filed with the Securities and Exchange Commission on October 7, 1998, with respect to the tender offer by Logica Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Logica Inc., a Delaware corporation and a wholly-owned subsidiary of Logica plc, a public limited company organized under the laws of England, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a price of $5.00 per Share, net to the seller in cash, less applicable withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 1998, and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer expired as of Friday, October 23, 1998.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1998             CARNEGIE GROUP, INC.


                                    By:   /s/ John W. Manzetti
                                       --------------------------
                                          John W. Manzetti
                                          Chief Financial Officer